

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>**Via E-Mail**</u>

Leslee M. Cohen, Esq.
Hershman & Cohen LLC
101 N. Wacker Drive, 6th Floor
Chicago, IL 60606

> **Re:** **Biggest Little Investment L.P.**
> **Preliminary Schedule 14C**
> **Filed June 7, 2013**
> **File No. 000-16856**
>
> **Schedule 13E-3**
> **Filed June 6, 2013 by Biggest Little Investment L.P. and Ben Farahi**
> **File No. 005-56511**

Dear Ms. Cohen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We believe that Bob Farahi and John Farahi should be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Alternatively, please provide us your detailed legal analysis explaining why these persons should not be individually included as filing persons on the Schedule 13E-3. For additional guidance, please refer to Rules 13e-3(a)(1) and (3) of the Exchange Act, as well as Question 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions available on our website.

2. Please note that each new filing person must individually comply with the filing,

dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

3. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for any filing persons added in response to the preceding comments.

Preliminary Information Statement

General

4. Please revise the cover page of your information statement to clearly identify it as being preliminary. See Rule 14c-5(d)(1) of Regulation 14C.

5. Please consider including page numbers in your information statement.

Background of the Reverse Split

6. Please revise to describe the events that led the general partner to approve the going private transaction. For example, describe any presentation made by Houlihan to the general partner in connection with Houlihan's opinion.

Purposes of and Reasons for the Reverse Split

7. Provide the disclosure required by Item 1013(a) of Regulation M-A with respect to the company. In this respect, ensure that each filing person discloses why it is undertaking the going private transaction *at this time*.

Effects of the Reverse Split

8. Please revise to explain the disclosure that states "The Reverse Split will not alter the relative voting and other rights of our outstanding Units." Elsewhere you disclose that the percentage of outstanding units held by the filing persons will increase.++

Fairness of the Reverse Split

9. We note that the general partner considered the Houlihan analyses and opinion. Note that if any filing person has based its fairness determination on the analysis

of factors undertaken by others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the general partner adopted Houlihan's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

10. Please address how any filing person relying on the Houlihan opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to "existing limited partners of BLI," rather than all security holders unaffiliated with the company.

<u>Financial Information</u>

11. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions